Exhibit 99.1

For Immediate Release

Kenon Provides Updates on IC Power’s Cerro del Aguila and Samay I plants

Singapore, August 28, 2016. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) is providing the following updates with respect to its subsidiary I.C. Power Pte. Ltd.’s (“IC Power”) Cerro del Aguila (“CDA”) and Samay I plants.

Update on CDA

On August 25, 2016, the third generating unit of CDA, a 510 MW run-of-the-river hydroelectric plant in Peru, reached commercial operation (“COD”). The first two units reached commercial operation on August 3, 2016. With the completion of this unit, CDA is now capable of generating 510MW, making IC Power the principal power producer in Peru.

CDA is party to three power purchase agreements (“PPAs”) beginning in 2016, 2018 and 2022 for a significant portion of its capacity, contracting most of its firm energy between 2018 and 2027. As of March 31, 2016, the weighted average remaining life of CDA’s PPAs based on firm capacity was 12 years.

Update on Samay I

The four operating units of Samay I were declared operational on May 26, 2016. Recent inspections revealed structural damage to units 2, 3, and 4, and as a result, all four units were declared unavailable to the system.

The Company, together with the EPC contractor for the plant and the equipment manufacturer, are in a process of trying to determine the cause of the damage.

The cost and the time for the necessary repairs and part replacements have not yet been fully determined.

Based upon preliminary estimates, repair schedules indicate that all four units should be operational within the next 6 months, but IC Power continues to assess the situation and no definitive determination has been made as to when the units will return to operation.

The plant is intended to operate as a reserve facility (expected to have very limited dispatch) in its current initial phase until gas becomes available to the plant. The company continues to receive payments under its PPA, but the company is subject to penalties depending on the amount of time the plant is not available.

IC Power intends to seek coverage for the costs of such outage, including repair costs, penalties and loss of profit, as appropriate, from the EPC contractor, equipment manufacturer and/or the insurance coverage (subject to deductibles).

Cautionary Statement Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, with respect to CDA, the timing of commencement of PPAs and remaining available life of PPAs, and with respect to Samay I, plans to seek coverage for the costs of the outage including repair costs, penalties and loss of profit, the expected time when Samay I’s units are expected to return to operation, Samay I continuing to receive payments under PPAs and potential penalties and other non-historical matters. These statements are based on current expectations or beliefs, and are subject to a number of risks and uncertainties, which could cause future events to differ materially from those indicated in such forward-looking statements. Such risks include with respect to CDA, performance under PPAs, and with respect to Samay I, risks relating to the timing of availability of the units and the costs of repair and penalties and loss of profit, risks relating to the effect of this situation on the PPA for the facility, the risk that Samay I may not be able to successfully pursue remedies, in each case as well as other risks and uncertainties, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power Pte. Ltd. (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros Automotive Co., Ltd. (50% interest) – a China-based automotive company;

•	ZIM Integrated Shipping Services, Ltd. (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

Please also see http://www.kenon-holdings.com for additional information.

Contact Info

Kenon Holdings Ltd.

Barak Cohen

VP Business Development and IR

barakc@kenon-holdings.com

Tel: +65 6351 1780

External Investor Relations

Ehud Helft / Kenny Green

GK Investor Relations

kenon@gkir.com

Tel: +1 646 201 9246